Exhibit (a) (1) (J)
Sprint Nextel Media Contact:
Scott Sloat, 240-855-0164
scott.sloat@sprint.com
Sprint Nextel Investor Relations Contact:
Yijing Brentano, 800-259-3755
Investor.relations@sprint.com
SPRINT NEXTEL RECEIVES ALL REGULATORY
APPROVALS FOR iPCS, INC. ACQUISITION
OVERLAND PARK, Kan. — Nov. 25, 2009 — Sprint Nextel Corp. (NYSE: S) today announced that it has received all regulatory approvals needed to complete the acquisition of iPCS, Inc. (NASDAQ: IPCS). On Nov. 24 the Federal Communications Commission approved the transfer of the spectrum license held by a subsidiary of iPCS. On Nov. 23 the Public Service Commission of West Virginia granted the joint petition of Sprint Nextel and iPCS for prior consent and approval of the acquisition and ownership of iPCS by Sprint Nextel.  No other state public service commission approval is required to satisfy the conditions to the tender offer. In addition, on Nov. 10 the Hart-Scott-Rodino waiting period applicable to the transaction expired.
All other terms and conditions of the previously announced tender offer for all outstanding shares of the common stock of iPCS, which is being conducted through a wholly-owned subsidiary of Sprint named Ireland Acquisition Corporation, remain unchanged. The iPCS board has unanimously recommended that the iPCS stockholders accept the tender offer, tender their shares of iPCS common stock in the tender offer, and if necessary, adopt the merger agreement. The tender offer is scheduled to expire at midnight ET today, Wednesday, Nov. 25.
Upon the successful closing of the tender offer, stockholders of iPCS will receive $24.00 in cash for each share of iPCS common stock tendered in the tender offer, without interest and less any required withholding taxes. Following the completion of the tender offer and merger, iPCS will become a wholly-owned subsidiary of Sprint Nextel.
Sprint Nextel anticipates that the acquisition will be completed in the fourth quarter of 2009.
ABOUT SPRINT NEXTEL
Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two wireless networks serving more than 48 million customers at the end of the third quarter of 2009 and the first and only 4G service from a national carrier in the United States; industry-leading mobile data services; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. The company’s customer-focused strategy has led to improved first call resolution and customer care satisfaction scores. For more information, visit www.sprint.com.

ADDITIONAL INFORMATION
This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made only pursuant to the offer to purchase, letter of transmittal and related material that Sprint Nextel and Ireland Acquisition Corporation filed with the SEC with the tender offer statement on Schedule TO and mailed to iPCS stockholders. In addition, iPCS has filed with the SEC and mailed to iPCS stockholders a solicitation/ recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents, and any amendments thereto, contain important information that should be read by iPCS stockholders. These materials may be obtained free of charge from D.F. King & Co., Inc., the information agent for the tender offer, at (800) 549-6746 (toll free) or (212) 269-5550 (collect). In addition, all of these materials (and all other tender offer documents filed or to be filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.
SAFE HARBOR
This press release includes forward-looking statements regarding the proposed acquisition and related transactions that are not historical or current facts and deal with potential future circumstances and developments, in particular, information regarding the acquisition of iPCS. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: the failure to realize synergies as a result of operational efficiencies, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, satisfaction of various other conditions to the closing of the transactions contemplated by the merger agreement and the risks that are described from time to time in Sprint Nextel’s and iPCS’s respective reports filed with the SEC, including the annual report on Form 10-K for the year ended December 31, 2008 and quarterly report on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009, of each of Sprint Nextel and iPCS. This press release speaks only as of its date, and Sprint disclaims any duty to update the information herein.
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